

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 24, 2008

Mr. Frank Marasco
President and Director
Cable Net, Inc.
4500 Bankers Hall
East 855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

> **Re: Cable Net, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 26, 2008**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed September 18, 2008**
> **File No. 000-32309**

Dear Mr. Marasco:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief